UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rattler Midstream LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

75419T103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Sequentis Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%**
12		TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Sequentis Financial LLC, a Delaware limited liability company (“Sequentis”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”).  Sequentis is the sole member of the GP. Stuart J. Zimmer, and a trust for his benefit are the sole members of Sequentis.  The GP is the general partner of the Investment Manager.  The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”), ZP Master Energy Fund, L.P., and ZP Energy Fund L.P. (the “Energy Funds”) (collectively the “Zimmer Accounts”).  This Amendment relates to Common Units of Rattler Midstream LP, a Delaware limited partnership, held by the Zimmer Accounts.
Item 1(a)            Name of Issuer.
Rattler Midstream LP (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices.
500 West Texas
Suite 1200
Midland, TX 79701

Item 2(a)            Name of Person Filing.

(1) Zimmer Partners, LP
(2) Sequentis Financial LLC
(3) Zimmer Partners GP, LLC
(4) Stuart J. Zimmer

Item 2(b)            Address of Principal Business Office, or, if none, Residence.

For all Filers:
9 West 57th Street, 33rd Floor
New York, NY 10019

Item 2(c)            Citizenship or Place of Organization.

(1) Zimmer Partners, LP is a Delaware limited partnership.
(2) Sequentis Financial LLC is a Delaware limited liability company.
(3) Zimmer Partners GP, LLC is a Delaware limited liability company.
(4) Stuart J. Zimmer is a U.S. citizen.

Item 2(d)            Title of Class of Securities.

Common Units

Item 2(e)            CUSIP Number.

75419T103

Item 3                  Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	X	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	X	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4                   Ownership.

(a)	The Reporting Persons are not the beneficial owners of any Common Units
(b)	The Reporting Persons may be deemed the beneficial owners of 0% of the outstanding Common Units
(c)	The Reporting Persons do not have the shared power to vote and dispose of any Common Units

Item 5                  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6                  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2022
Zimmer Partners, LP

By:  Zimmer Partners GP, LLC, its general partner

By:          /s/ Barbara Burger
BARBARA BURGER, Authorized Signatory

Sequentis Financial LLC

By:          /s/ Stuart J. Zimmer
STUART J. ZIMMER, Director

Zimmer Partners GP, LLC

By: Sequentis LLC, Sole Member

By:          /s/ Stuart J. Zimmer
STUART J. ZIMMER, Director

/s/ Stuart J. Zimmer
STUART J. ZIMMER